MAGFAST LLC

MAGFAST®

Annual Report

2021

Annual Report 2021

Throughout this document, mentions of MAGFAST refer to MAGFAST LLC, a Delaware Limited Liability Company formed on October 3, 2017 in Delaware (the "Company"). The Company's physical address is 1 Grandview Ave, Cornwall-On-Hudson, NY 12520.

You may contact the Company by emailing Investors@MAGFAST.com. This annual report is posted on the Company's website, www.MAGFAST.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

MAGFAST ("MAGFAST LLC " or "Company") is a corporation formed on October 3, 2017, in Delaware. The Company's physical address is 1 Grandview Ave, Cornwall-On-Hudson, NY 12520. The Company's web site may be accessed at www.MAGFAST.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Seymour Segnit

Board positions with MAGFAST

Dates	Position	Principal Occupation
10/01/2017-Present	Director	Board Director

Positions with MAGFAST

Dates	Position	Responsibilities
10/01/2017-Present	CEO & Founder	Seymour is MAGFAST's eclectic, experienced, passionate, talented CEO. Now a leading authority on internet marketing, Seymour builds magic and drives down risk to deliver a range of products that Seymour calls 'The best work of my life'.

Dates	Organization	Title, Principal Business, and Responsibilities
03/18/2010-Present	Mischievous LLC	Managing Member

Amy Rau Segnit

Board positions with MAGFAST

Dates	Position	Principal Occupation
10/01/2017-Present	Director	Board Director

Positions with MAGFAST

Dates	Position	Responsibilities
10/01/2017-Present	Co-Founder & Secretary	Amy has been Seymour's partner, in both business and life, for over a decade—lending her unique creative abilities, skills, and sparkle to everything from branding to social media campaigns to product packaging. Her spectacular creative work helps MAGFAST stand out from the crowd.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
03/18/2010-Present	Mischievous LLC	Managing Member

Richard Michael Warwick

Board positions with MAGFAST

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with MAGFAST

Dates	Position	Responsibilities
07/01/2018-Present	COO	Rich heads up operations at MAGFAST

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
02/01/2021-06/01/2021	ATX LED	COO
06/01/2018-03/01/2021	Biomedical Music Solutions	COO & CTO

Rex Alan Northen

Board positions with MAGFAST

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with MAGFAST

Dates	Position	Responsibilities
07/01/2019-Present	Investment Strategy Consultant	Rex leads MAGFAST's investment strategy and advises on customer development.

Dates	Organization	Title, Principal Business, and Responsibilities
11/01/2018-Present	Merexa LLC	Managing Member

David Robert Neil Scaife

Board positions with MAGFAST

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with MAGFAST

Dates	Position	Responsibilities
12/01/2020-Present	Marketing Consultant	Neil oversees MAGFAST's marketing function

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
11/01/2018-Present	Enyap Consulting Ltd	Director

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Mischievous LLC owns 1,487,588 shares of Common Units, representing a voting power of 100%.

Mischievous LLC, a New York limited liability company ("Mischievous"), is the sole manager of the issuer. Amy Rau Segnit and Seymour Segnit are the controlling member managers of Mischievous.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

MAGFAST, LLC, a Delaware limited liability company (the "Company"), is a consumer-electronics company engaged in the business of developing, manufacturing, selling, and distributing a family of magnetic wireless chargers, principally for use with mobile devices such as smartphones, readers and tablets. The Company's primary activities are product design and online marketing. Manufacturing is outsourced to partners in China. Our direct-to-consumer model is predicated on advance orders (pre-orders). Pre-orders have allowed us to validate demand for the product range and to test numerous online marketing approaches. Our core values and beliefs are to: build and cherish strong bonds; choose to delight; share our passion; consider all implications; and embrace every challenge. Products: MAGFAST chargers support older USB connections as well as USB-C and Qi Wireless, the new standards for wired and wireless charging. All MAGFAST products are designed to 'cut the cord', working together wirelessly as an integrated family through a unique 'snap-to-charge' technology: all power banks in the range can be rapidly charged by snapping it to a MAGFAST charger, then removing them instantly when needed. Designed for all mobile devices, every charger in the MAGFAST family is designed to be best in class and to work independently or in combination with any other; purchasing any single product offers incentives to buy more in the range. A video introduction and demonstration can be viewed at https://www.MAGFAST.com/investors/ The initial product family consists of six main products, with international variants to follow.

5. How many employees does the Company currently have? (§ 227.201(e))

MAGFAST currently has 2 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified team members. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

4. We are highly dependent on the services of our CEO and founder. Our future business and results of operations depend in significant part upon the continued contributions of this individual. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business sector is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have and launch its own business that competes with us.

7. You might lose your money: We believe MAGFAST will be very successful and that investors will earn a good return on their investment. However, there is no guarantee. Any number of things could go wrong, including (but not limited to) the things described below. You shouldn't invest unless you can afford to lose all your investment.

8. MAGFAST is a startup: Although the principals of MAGFAST have experience with other companies and similar products, MAGFAST itself was formed only recently and should be viewed as a start-up enterprise. Investing in early-stage companies is not like investing in mature, publicly-traded companies with professional management and predictable cash flows. Like most startups, we face significant

challenges turning our business plans into a sustainable business, including understanding the marketplace and accurately identifying opportunities for growth, developing our products in a changing marketplace, anticipating consumer preferences, developing our brand identity, responding effectively to the products of competitors, attracting, retaining, and motivating qualified executives and personnel, implementing business systems and processes, including technology systems, raising capital, controlling costs, managing growth, and expansion, Implementing adequate accounting and financial systems and controls, dealing with adverse changes in economic conditions.

9. Competition: MAGFAST has many competitors, large and small. Moreover, many of our competitors have significantly greater resources and/or better competitive positions in certain product segments, geographic regions, or customer demographics. Among other things, our competitors might develop products that are comparable or superior to ours, undertake more far-reaching and successful product development efforts or marketing campaigns, adopt more aggressive pricing policies, respond more effectively to new or emerging technologies, or use strong or dominant positions in one or more other markets to gain a competitive advantage in our market.

10. Unreliable Revenue Projections: Any estimate of our revenue will be by nature unreliable, given all of the uncertainties of our business. We have no way of knowing with certainty how much revenue we will generate, or even whether we will generate revenue at all.

11. Distribution Channels: Building a better mousetrap is not enough. Although we believe our products are superior to the products of our competitors, we must be able to get our products into mass-market distribution channels, like major retail stores. Although the Internet does allow us to reach consumers directly, we might need to get into traditional distribution channels to achieve success and there is no guarantee that we will be able to do so, particularly if we are offering only one set of products.

12. Risks of Manufacturing: Manufacturing products like ours is highly challenging, and there is no guarantee that we will be successful. Among the many challenges of manufacturing: Our products must be manufactured to very close tolerances. Defects in the products would damage our reputation and our business. We could face shortages in parts and raw materials. Our power banks are manufactured using rechargeable cells purchased from other suppliers. As with competing products, if there are defects in the manufacturing of these cells it could result in shipping an unsafe product with widespread repercussions. Even if we can manufacture products in low volume, we might not be able to scale, we might need to re-design our products on short notice, we could become involved in labor disputes, and the costs of manufacturing could suddenly increase. If our current manufacturers cannot meet our requirements, there is a chance we might have to engage new manufacturing partners for our products. In this case, some or all of the development or tooling work for our products might have to be replicated at our cost.

13. Third-Party Manufacturer: MAGFAST contracts with a third party to manufacture its products. If our third-party manufacturer became unable to build our products, whether due to natural disasters, other force majeure event, or its own financial difficulties, or if it were unable to meet our growing production demands or changing production specifications in a timely manner, this could delay product delivery and

therefore MAGFAST's ability to grow its revenues as anticipated. In some cases, MAGFAST could be required to locate a new manufacturer, which could interrupt production for a significant period of time, damaging our business.

14. Functionality: If our products do not function as consumers expect them to, it would damage our business, and because the functionality of a product involves both objective and subjective elements (does the product charge my device vs. how does the product feel in my hand), it is very difficult to know in advance whether we will meet expectations.

15. Product Defects: If our products contain defects, at a minimum our reputation could be harmed and our revenue decreased. If the defects are extensive and serious enough, they could even put us out of business. Our third-party manufacturer will have in place quality controls to detect defects, but these controls still are subject to human error.

16. Product Liability Claims and Recalls: MAGFAST manufactures products that create exposure to product liability claims and litigation, such as claims for personal injuries and property damage, e.g. fire. The costs associated with defending product liability claims could be substantial, and MAGFAST could be liable for and subject to damages awards to third parties as a result. MAGFAST's products could be subject to recalls, including recalls issued by the Consumer Product Safety Commission or other regulatory bodies. MAGFAST may be required to recall, repair or replace products if those products are found not to be in compliance with applicable standards or regulations, which could be extremely expensive and require substantial time and resources. In addition, product liability claims and recalls could adversely impact MAGFAST's reputation, regardless of the merits of the underlying claims or of the matters giving rise to a recall.

17. Reliance on Single Product Line: For the foreseeable future, we expect virtually all of MAGFAST's revenues to be derived from one product line. Relying so heavily on one product line creates a number of risks, including the greater difficulty of getting into distribution channels, greater exposure to competition, higher per-item costs (manufacturing costs, marketing costs, general overhead, etc.), and less pricing leverage.

18. Changes in Technology: We are in the technology business, and changes in the underlying technology associated with charging mobile devices could have an immediate and devastating impact on our business. For example, if Apple and Samsung announced devices that could be charged through the air, without cords or magnets, our business would probably be hurt very significantly. There is simply no way to predict changes in technology.

19. We Might Change Our Business Plans: Depending on the circumstances, we might change our business plans and strategies. We will neither need nor seek the consent of investors to change our plans.

20. Need for New Products: The success of MAGFAST might depend on our ability to develop new and better products, with more features that consumers want. While MAGFAST has a number of product

development strategies in place, there is no guarantee that we will be successful in doing so. If MAGFAST is unable to develop new products, it could reduce the amount paid to investors.

21. Unpredictable Operating Costs: Our operating costs are unpredictable and in many cases beyond our control. If operating costs rose too high or too quickly, it could threaten our ability to remain in business.

22. Our Revenues Might be Limited by Marketing Budget: The more we spend on marketing, the more revenue we expect to generate. However, we do not have an unlimited marketing budget. If we are unable to produce sales quickly and/or raise more capital, our marketing efforts could be hamstrung and our revenues suffer accordingly.

23. Dual Purposes: MAGFAST has a public benefit purpose as well as a commercial purpose. It is very possible that as a result of pursuing its public benefit purpose, the Company could generate lower revenues, and thus a lower return to investors, than if it were focused only on producing profits.

24. Changes in Laws Could Affect the Business: Our business could be affected adversely by changes in the law - for example, by a law that imposes new safety requirements on our products, or a law that makes our products harder to sell.

25. Consumers Don't Need Our Products: Apple, Samsung, and other manufacturers may include charging cables with their phones and other mobile devices. As a result, consumers don't really need our products. They will buy our products only if they see enough added value.

26. Target Market: The market for MAGFAST's products may not be as large as MAGFAST believes or anticipates, and may fail to develop and grow as anticipated by MAGFAST or fail to grow at all.

27. Economic Conditions Could Affect Our Business: MAGFAST sells products that are not necessities like food or shelter, but luxuries. As a result, MAGFAST could be adversely affected by a deterioration in economic conditions, as consumers choose or are forced to spend less on premium goods.

28. Low Minimum Offering: Under the terms of this offering, we are allowed to start spending investor dollars as soon as we have raised $10,000. Yet if we raise that little capital, we might need to seek additional capital immediately or the business might be at a significant risk of failure.

29. Need for Additional Capital: MAGFAST might need more money in the future to fund new product development, expand its operations, buy property and equipment, finance inventory, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no guarantee that MAGFAST will be able to raise all of the funds required to operate and maintain its business. If additional funds are needed and MAGFAST cannot obtain such funds, our business might fail and investors could lose some or all of their investment.

30. We Don't Own the Intellectual Property: MAGFAST itself doesn't own the intellectual property upon which our business is based. Instead, the intellectual property is owned by the founder of MAGFAST, Seymour Segnit, and his wife, Amy Rau Segnit. MAGFAST has the exclusive right to use the intellectual

property in its business by contract, but Mr. and Ms. Segnit have the right to terminate the contract should MAGFAST fail to meet minimum performance criteria. In that event MAGFAST would no longer be able to conduct its business.

31. Patents and Intellectual Property Rights: MAGFAST believes that the intellectual property will provide a significant competitive advantage, but there is no guarantee this will prove to be the case. For example, competitors could come up with alternatives to our products that do not involve the use of our patents. Alternatively, a competitor could challenge the validity of our patents in court and a court could find that they are invalid. Defending the validity of a patent in legal proceedings can be prohibitively expensive and could require MAGFAST to devote substantial time and resources. A competitor with deep pockets could use a patent claim - even one without merit - to effectively invalidate our patents.

32. Intellectual Property Infringement: MAGFAST could be subject to claims from third parties that MAGFAST has infringed on their intellectual property rights, including patents, trademarks and copyrights. MAGFAST could be subject to substantial costs of defending such claims, and could be liable for damages if MAGFAST is found to have infringed on another party's intellectual property rights. Defending such claims could require significant time and resources, and could cause significant disruptions to MAGFAST's systems and operations.

33. Need to Attract and Retain Employees and Contractors: To achieve its objectives, MAGFAST must hire and retain qualified executives, engineers, technical staff and sales personnel. If MAGFAST is unable to attract and retain capable managers and personnel, this may adversely affect its results of operations. With much deeper pockets, our competitors might be able to outbid us for talented employees and even take the employees or contractors we have already.

34. Risks Associated with Leverage: MAGFAST might borrow money from banks or other lenders, sometimes referred to as "leverage." While using leverage can increase the total return on the borrower's equity, it also increases risk because the amount borrowed has to be repaid in accordance with a schedule. To repay its loans, MAGFAST might be forced to scale down its operations, sell assets, and modify its business strategy, for example. This could reduce the amount paid to investors.

35. Risk of Uninsured Losses: MAGFAST will decide what kind of insurance to purchase, and in what amounts. There is no guarantee that MAGFAST will carry adequate or sufficient insurance coverage for all of the risks it will face. Likewise, some risks cannot be insured at all, or cannot be insured on an affordable basis, and MAGFAST might not be able to purchase or afford all the insurance it needs. Therefore, MAGFAST could incur uninsured losses.

36. Reliance on One Person: MAGFAST relies significantly on the skills of Seymour Segnit, MAGFAST's founder. If Mr. Segnit resigned, died, or became ill, MAGFAST and its investors could suffer.

37. No Right to Participate in Management: Investors will not be entitled to participate in the management of MAGFAST.

38. Lack of Professional Management: Although Mr. Segnit has managed other companies and businesses, he does not hold a degree in business management and is not a professional manager. MAGFAST intends to hire professional managers in the future, but there is no assurance they will be able to do so.

39. Failure of Prior Business: Mr. Segnit was the founder and manager of thingCHARGER, Inc., which was engaged in the business of developing, manufacturing, and selling a charger for mobile devices from 2013 to 2016. Although that company enjoyed some success, it ultimately failed. There is no assurance that the experience of thingCHARGER, Inc. will not be repeated with MAGFAST.

40. Claims and/or Negative Publicity from Creditors of Prior Business: When thingCHARGER, Inc. failed, not everyone was paid. Because of the similarities of the business conducted by thingCHARGER, Inc. on one hand, and MAGFAST on the other hand, and certain other factors, creditors of thingCHARGER, Inc. - including customers who did not receive the products they ordered - might assert claims against MAGFAST. Even if the claims lack legal merit MAGFAST would be required to spend money to defend them, and if the claims ultimately were found to have merit they could represent a very substantial financial burden on MAGFAST. In either case, the existence of these claims could reduce the amount paid to investors. Creditors (including disgruntled former customers) could also seek to harm the reputation of MAGFAST.

41. No Registration Under Securities Laws: Neither MAGFAST nor the securities will be registered with the Securities and Exchange Commission (the "SEC") or the securities regulator of any state. Hence, neither MAGFAST nor your securities is subject to the same degree of regulation and scrutiny as if the securities were registered.

42. Incomplete Offering Information: The securities are being issued under SEC Rule 4(a)(6). Although we have tried to provide a significant amount of information in this Offering Statement, SEC Rule 4(a)(6) does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). It is possible that if you had more information about us, you would make a different investment decision.

43. Lack of Ongoing Information: We will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company, and under some circumstances, we would be permitted (and could choose) to stop providing annual information.

44. Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

45. Limits on Liability of Company Management: Your rights to make claims against our management team will be very limited. In making your investment decision you should assume that you will never be able to sue MAGFAST's management, even if they make decisions you believe are stupid or incompetent unless they violate Federal or State securities laws.

46. Your Interests Aren't Represented by Our Lawyers: We have lawyers who represent us. Our lawyers have drafted all of the legal documents reflecting your investment in MAGFAST. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

47. Other Conflicts of Interest: In some ways the interests of investors and the interests of MAGFAST's management team will coincide: everyone wants MAGFAST to be as successful as possible. However, your interests might be in conflict in other important areas. For example, you might want MAGFAST to generate revenue as quickly as possible, while the management team might believe deferring sales is in the best long-term interest of MAGFAST.

48. You Do Have a Downside: If MAGFAST fails to generate the revenue it expects to generate, you could lose some or all of your investment.

49. The Company's business is predicated on pre-orders; shipping has started in 2021, although more slowly than anticipated. Customers who have been waiting for preordered products may not be happy with the delay and may request refunds.

50. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

51. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company

could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

52. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

53. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

54. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to

represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

55. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

56. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

57. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

58. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

59. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

60. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR T O MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD T O LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Securities

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Units	5,000,000	2,108,445	No	Members only have a vote on certain amendments
Preferred Units	5,000,000	0	No	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with

16

the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by the Manager and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of MAGFAST LLC, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in MAGFAST LLC and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Notes Payable	$127,084	0.0%	December 31, 2021

Other Material Terms

The original value of the notes total $64,584. The note holders as a group are entitled to 5% of the revenue of the Company for four years or until each investor has received a multiple of his, her or its investment (the investor's "Investment Multiple"), as shown in the table below, whichever occurs first: Investment Multiple $500-$2,499 (1.6X) $2,500- $4,999 (2.0X) $5,000-$25,000 2.1X Given the pre-sales that have occurred, the Company has recorded as a liability $127,084, the maximum amount due to the note holders, based on the above formula. The Company reserves the right, in its sole discretion, to extend the term of the Notes or to offer a revised version of the Notes to investors.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
12/2020	Common Stock	$1,051,450	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	Proceeds from this Offering were used primarily for manufacturing, materials and activities related to production: tooling and product certification.

12/2021	Common Stock	$3,208,837	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	Proceeds from this Offering were used primarily for manufacturing, materials and activities related to production: tooling and product certification.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does not apply.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

MAGFAST LLC is a new company that was pre-revenue. It has collected cash from customers that have pre-ordered its products. As of December 31, 2021 the Company recorded total cumulative customer advance payments for prepaid sales amounting to $13,090,293. These advanced payments are recorded as a liability on the Company's balance sheet and will not be recognized as revenue until the products have shipped and title to the products has passed to the customers. The Company incurred a net loss of $4,637,250 for the year ended on December 31, 2021, and recorded a members' deficit of $8,916,981 as of December 31, 2021, and requires additional capital for its contemplated business activities to take place. During the year ended on December 31, 2021 the net cash proceeds from financing activities amounted to $3,294,658. All of the proceeds were raised through two crowdfunding campaigns.

The Company recorded total cumulative customer advance payments for prepaid sales amounting to $10,137,189 and $4,766,038, respectively, as of December 31, 2020, and 2019. These advanced payments are recorded as a liability on the Company's balance sheet and will not be recognized as revenue until the products have shipped and title to the products has passed to the customers. The Company incurred a net loss of $4,811,177 and $2,406,931 for the years ended December 31, 2020, and 2019, respectively, recorded a members' deficit of $7,574,389 as of December 31, 2020, and requires additional capital for its contemplated business activities to take place. The Company plans to raise additional capital to carry out its business plan. During the last quarter of 2020, the Company raised $1,051,450 less a fee of $51,521 (4.9% of capital raised) for net proceeds of $999,929 from approximately 1,000 individual investors as part of a crowdfunding campaign. The capital raised was based on an approximate $20 million pre-money valuation of the Company. Approximately 105,150 units were sold at a per unit price of $10. Notes payable represent a total of $64,584 of individual notes. The note holders are entitled to 5% of the revenue, including pre-sales, of the Company for four years, or until each note holder has received a loan multiple of a minimum of 1.6 times and a maximum of 2.1 times the amount lent to the company. Based on the loan agreements, the Company has recorded a total amount payable to the note holders of $127,084. With this raise, we plan to use the proceeds from this offering primarily for manufacturing and materials, sales, new product development, and activities related to production: tooling and product certification.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

MAGFAST LLC has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

MAGFAST LLC will file a report electronically with the SEC annually and post the report on its web site (www.MAGFAST.com) no later than 120 days after the end of each fiscal year covered by the report.

I, Seymour Segnit, certify that:

(1) the financial statements of MAGFAST LLC included in this Form are true and complete in all material respects; and

(2) MAGFAST LLC has not yet filed a corporate tax return for the year ended December 31, 2021 and has filed an extension for its tax filing.



Seymour Segnit

CEO

29th, April 2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

MAGFAST, LLC (DE)
Statements of Operations and Members' Equity (Deficit)
January - December 2021
<u>unaudited</u>

Revenue		$ -
Operating Expenses		
	Advertising and Promotion	$ 2,162,515
	Research and Product Development Costs	$ 1,073,290
	Professional Fees	$ 825,221
	General and Administrative	$ 565,498
	Travel	$ 11,471
	Amortization	n/a
Total Operating Expenses		**$ 4,637,995**
Loss from Operations		**$ (4,637,995)**
Other Income (Expenses)		
	Other Income	$ 745
	Interest Expense	$ -
Total Other Income (Expenses)		**$ 745**
Net Loss		**$ (4,637,250)**
Members' Equity (Deficit) - Beginning		$ (7,574,389)
Capital Contributions		$ 3,294,658
Member Distributions		$ -
Members' Equity (Deficit) - Ending		**$ (8,916,981)**

MAGFAST, LLC
Balance Sheet
As of December 31, 2021

<u>unaudited</u>

ASSETS

Current Assets

Cash - Operating	$	2,663,069
Cash - Merchant Processor Held Reserves	$	818,620
Total Current Assets	**$**	**3,481,689**
Other Assets Website Costs / Inventory / Prepaid Expenses / Fixed Assets	$	1,237,953
Total Other Assets	**$**	**1,237,953**
Total Assets	**$**	**4,719,642**

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current Liabilities

Accounts Payable and Accrued Expenses	$	419,246
Notes Payable, Including Accrued Interest Expense of $62,500	$	127,084
Customer Advance Payments	$	13,090,293
Total Current Liabilities	**$**	**13,636,623**
Total Liabilities	**$**	**13,636,623**
Members' Equity (Deficit)	$	(8,916,981)
Total Liabilities and Members' Equity (Deficit)	**$**	**4,719,642**

MAGFAST, LLC
Statement of Cash Flows
January - December 2021

<u>unaudited</u>

OPERATING ACTIVITIES		
Net Income	$	(4,637,250)
Adjustments to reconcile Net Income to Net Cash provided by operations:	$	2,356,726
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	**2,356,726** includes pre-orders / does **not** include 2021 Amortization
Net cash provided by operating activities	$	**(2,280,524)**
INVESTING ACTIVITIES		
1610 Fixed Assets:Production Equipment	$	(19,932)
Net cash provided by investing activities	$	**(19,932)**
FINANCING ACTIVITIES		
3040 Owner's Pay & Personal Expenses	$	-
3050 REG CF 2020	$	85,820
3050 REG CF 2021	$	3,208,838
Net cash provided by financing activities	$	**3,294,658**
Net cash increase for period	$	**994,201**
Cash at beginning of period	$	1,668,868
Cash at end of period	$	**2,663,069**

MAGFAST, LLC
FINANCIAL STATEMENTS
(WITH INDEPENDENT AUDITOR'S REPORT)
FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019



MAGFAST, LLC
FINANCIAL STATEMENTS
TABLE OF CONTENTS
FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019



INDEPENDENT AUDITOR'S REPORT

To the Members
MAGFAST, LLC
Cornwall-on-Hudson, NY

We have audited the accompanying financial statements of MAGFAST, LLC (the Company), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations and members' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAGFAST, LLC as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.



GALLEROS ROBINSON
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has suffered recurring losses from operations, requires additional capital for its contemplated business activities to take place, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Galleros Robinson

Galleros Robinson
Certified Public Accountants
New York, NY
November 5, 2021

488 Madison Avenue, 23rd Floor
New York, NY 10022
TEL: 646.921.0400 | FAX: 646.921.1600
www.gallerosrobinson.com

MAGFAST, LLC
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

		2020		2019
ASSETS				
Current Assets				
Cash	$	1,650,223	$	451,398
Prepaid Expenses		1,412		-
Total Current Assets		**1,651,635**		**451,398**
Other Assets				
Merchant Processor Held Reserves		890,731		734,337
Website Costs, Net of Accumulated Amortization of $331,667 and $148,625, Respectively		341,530		276,431
Total Other Assets		**1,232,261**		**1,010,768**
Total Assets	$	**2,883,896**	$	**1,462,166**
LIABILITIES AND MEMBERS' DEFICIT				
Current Liabilities				
Accounts Payable and Accrued Expenses	$	194,012	$	332,185
Notes Payable, Including Accrued Interest Expense of $62,500 and $62,500, Respectively		127,084		127,084
Customer Advance Payments		10,137,189		4,766,038
Total Current Liabilities		**10,458,285**		**5,225,307**
Total Liabilities		**10,458,285**		**5,225,307**
Members' Deficit		**(7,574,389)**		**(3,763,141)**
Total Liabilities and Members' Deficit	$	**2,883,896**	$	**1,462,166**

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019

	2020	2019
Revenue	$ -	$ -
Operating Expenses		
Advertising and Promotion	2,745,011	1,212,155
Research and Product Development Costs	651,180	375,681
Professional Fees	731,033	426,210
Credit Card Processing Fees	283,939	138,036
General and Administrative	216,317	125,015
Travel	655	20,464
Amortization	183,042	109,734
Total Operating Expenses	**4,811,177**	**2,407,295**
Loss from Operations	**(4,811,177)**	**(2,407,295)**
Other Income (Expenses)		
Other Income	-	364
Total Other Income (Expenses)	**-**	**364**
Net Loss	**(4,811,177)**	**(2,406,931)**
Members' Deficit - Beginning	(3,763,141)	(1,356,210)
Capital Contributions, Net of Fees	999,929	-
Members' Deficit - Ending	**$ (7,574,389)**	**$ (3,763,141)**

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows from Operating Activities		
Net Loss	$ (4,811,177)	$ (2,406,931)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities		
Depreciation	-	-
Amortization	183,042	109,734
Changes in Assets and Liabilities:		
Merchant Processor Held Reserves	(156,394)	(195,662)
Prepaid Expenses	(1,412)	-
Accounts Payable and Accrued Expenses	(138,173)	264,752
Customer Advance Payments	5,371,151	2,854,985
Net Cash Provided by Operating Activities	**447,037**	**626,878**
Cash Flows from Investing Activities		
Website Development Costs	(248,141)	(191,709)
Net Cash Used by Investing Activities	**(248,141)**	**(191,709)**
Cash Flows from Financing Activities		
Capital Contributions, Net of Fees	999,929	-
Net Cash Provided by Financing Activities	**999,929**	**-**
Net Increase in Cash	**1,198,825**	**435,169**
Cash - Beginning of Period	451,398	16,229
Cash - End of Period	**$ 1,650,223**	**$ 451,398**
Supplemental Disclosures:		
Cash Paid for Interest	$ -	$ -
Cash Paid for Income Taxes	$ -	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MAGFAST, LLC (the "Company") is a Delaware limited liability company formed on October 3, 2017. The Company's headquarters are located in Cornwall-on-Hudson, New York. The Company was created with the transfer of the assets and liabilities of a company (MAGFAST LLC (NY), subsequently Mischievous LLC) owned by the two founding members of the Company, and the continuation of that company's operational business (the MAGFAST Business) as part of a Contribution and Assumption Agreement dated October 15, 2017.

In accordance with the Company's operating agreement, until the first taxable year that the Company realizes net taxable income, all net losses of the Company shall be allocated to Mischievous LLC. Beginning in the first taxable year that the Company realizes net taxable income, all such net taxable income shall be allocated to Mischievous LLC until the aggregate net taxable income allocated to Mischievous LLC equals the aggregate losses allocated to Mischievous LLC under the preceding sentence.

The Company's planned principal operations will be the design, manufacturing, and sale of a line of magnetized battery powered chargers for mobile devices (the Products). Activity to date has been limited to the development and marketing of the Products and the generation of pre-sales of the Products. The Company also has raised capital, and is in the process of raising additional capital to support the completion of its development activities and the sale of the Products.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

Going Concern

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time.

The Company had recorded total cumulative customer advance payments for prepaid sales amounts received from customers for the Products of $10,137,189 and $4,766,038, respectively, at December 31, 2020 and 2019, which are recorded as a liability on the Company's Balance Sheet and will not be recognized as revenue until the Products have shipped and title to the Products has passed. The Company had incurred a net loss of $4,811,177 and $2,406,931 for the years ended December 31, 2020 and 2019, respectively, had incurred a total accumulated deficit of $7,574,389 as of December 31, 2020 and requires additional capital for its contemplated business activities to take place. The Company plans to raise additional capital to carry out its business plan. The Company's ability to raise additional capital through future equity and debt securities issuances is unknown. Obtaining additional financing, the successful development of the Company's contemplated plan of operations, and its

6

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS (CONTINUED)

Going Concern (Continued)

transition, ultimately, to profitable operations are necessary for the Company to continue business. In addition, the continued spread of COVID-19 and its impact on market conditions may limit the Company's ability to raise additional capital through equity and debt securities issuances. The ability to successfully resolve these factors raises substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of the uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP")

Use of Estimates and Assumptions

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets, and revenues and expenses for the periods then ended. Actual results may differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of nine months or less when acquired to be cash equivalents. The Company places its cash with a high credit quality financial institution. The Company's accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company had $918,574 and $83,419 at December 31, 2020 and 2019, respectively, that were in excess of the above FDIC limit. To reduce its risk associated with bank balances exceeding the FDIC insurance limit on interest bearing accounts, the Company evaluates at least annually the rating of the financial institution in which it holds deposits. The Company held no cash equivalents on December 31, 2020 and 2019.

Fair Value of Financial Instruments

The Company follows Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that requires the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments (Continued)

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's ("FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts reported in the balance sheets for cash, prepaid expenses, loans to members, website costs, accounts payable and accrued expenses, and customer advance payments approximate their estimated fair market values based on the short-term maturity of these instruments. The carrying amounts of the notes payable and customer advance payments at December 31, 2020 and 2019 approximate their respective fair values based on the Company's incremental borrowing rate.

Revenue Recognition and Customer Advance Payments

The Company will recognize revenues from the sale of the Products when (a) pervasive evidence that an agreement exists between the Company and a customer; (b) the Products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. To date there has been no revenue.

Customer advance payments represents prepaid sales amounts received from customers for the Products. They are recorded as a liability and will not be recognized as revenue until the Products have shipped and title to the Products has passed.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Website Costs

The Website costs are capitalized and amortized over a period of 36 months. For the year ended December 31, 2020 and 2019 amortization expense was $183,042 and $109,734, respectively.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes and, thus no federal and state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its members and reported on their individual tax returns. Pursuant to accounting guidance concerning a provision for uncertain income tax provisions in ASC 740-10, there are no uncertain income tax provisions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Research and Product Development Costs

Research and product development costs are expensed as incurred. These costs include professional fees and other costs related to development of the Products. The Company incurred $651,180 and $375,681, respectively, in research and product development costs for the years ended December 31, 2020 and 2019.

Related Party Transactions

Parties are considered to be related to the Company if the parties directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal members of the Company, its management, members of the immediate families of principal members of the Company and its management and other parties with which the Company may deal where one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. All transactions shall be recorded at fair value of the goods or services exchanged or loans incurred with the related parties.

Property purchased from a related party is recorded at the cost to the related party and any payment to or on behalf of the related party in excess of the cost is reflected as compensation or distribution to related parties depending on the transaction.

Reclassifications

The Company has reclassified certain amounts in the 2019 financial statements to comply with the 2020 presentation.

MAGFAST, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019

NOTE 3 – MERCHANT PROCESSOR HELD RESERVES

Cash from merchant processor held reserves represents funds held in several merchant accounts as a reserve against possible future customer disputes or charge backs. The balance in the accounts were $890,731 and $734,337 at December 31, 2020 and 2019, respectively.

NOTE 4 – PAYMENTS TO RELATED PARTIES

The company paid $50,838 and $55,654, respectively, to the managing members of MAGFAST LLC (NY), for the years ended December 31, 2020 and 2019. These amounts are included as part of "professional fees" in the Statements of Operations and Members Deficit.

NOTE 5 – NOTES PAYABLE

Notes payable represents a total of $64,584 of individual notes. The note holders will be entitled to 5% of the revenue, including pre-sales, of the Company for four years or until each note holder has received a multiple of the amount lent as shown in the table below as full payment for the total amount due to the note holders:

Total Loan	Loan Multiple
$500 - $2,499	1.6×
$2,500 - $4,999	2.0×
$5,000 - $25,000	2.1×

The total amount payable to the note holders was $127,084, which included $62,500, which represented the excess amount due over the original note amounts totaling $64,584, based upon the above loan multiples times the individual loan amounts. As of the date of the auditor's report no payments have been made on these notes

NOTE 6 – EQUITY TRANSACTIONS

During the last quarter of 2020 the Company raised $1,051,450 less a fee of $51,521 (4.9% of capital raised) for net proceeds of $999,929 from approximately 1,000 individual investors as part of a crowdfunding campaign. The capital raised was based on an approximate $20 million pre-money valuation of the Company. 105,145 units were sold at a per unit price of $10.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Manufacturing Agreement With Related Party

On July 15, 2017, MAGFAST LLC (NY) entered into an exclusive agreement with a third party to design and manufacture MAGFAST products. MAGFAST LLC (NY) has assigned this agreement to the Company as part of its acquisition of the assets and liabilities by the Company.

NOTE 7 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Manufacturing Agreement With Related Party (Continued)

In accordance with the agreement, the Company agrees to purchase from the third party, and the third party agrees to sell to the Company at a price of 10% over the third party's gross FOB cost per unit. All purchase orders submitted to the third party shall be in writing and shall describe and specify the quantity of products ordered. The Company agrees, as terms of sale, to provide a 30% non-refundable deposit for inventory upon placement of any purchase order, and the balance due prior to the specified shipping date of finished goods in the purchase order. The agreement is for five years with automatic one-year renewals unless terminated per the terms of the contract.

License Agreement with Related Party

On October 20, 2017, and as later amended on November 13, 2017, the Company entered into an exclusive license agreement with MAGFAST LLC (NY) for the use of trademarks, customer lists, website, and patents related to the MAGFAST Business. In consideration of this license, the Company was to pay MAGFAST LLC (NY) a license fee equal to seven and-one-half percent (7.5%) of the net sales price of MAGFAST products that use licensed material. The initial term of the license was for five years, with automatic annual renewals so long as the license fee provided was not less than $100,000 per quarter, and the Company had materially complied with all the material terms of this Agreement.

On March 18, 2020, MAGFAST LLC (NY) changed its name to Mischievous LLC (Mischievous). On August 30, 2020, the Company and Mischievous revised the above then existing licensing agreement. Under the terms of this revised licensing agreement the Company has the exclusive right, license and privilege to the Products in connection with their sale, offer for sale, or manufacture. The license under the agreement is royalty free and its term shall be perpetual, both subject to the Company's compliance with all of the material terms of the agreement. Mischievous may terminate the agreement in the event that the Company fails to register sales of at least $750,000 in any calendar year after 2021, and in the event the Company violates any covenants in the agreement.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 5, 2021, the date the financial statements were available to be issued. The Company is not aware of any material subsequent events that would have a material impact on the financial statements except for those events previously disclosed in the notes to the financial statements.

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.